NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO SHANGHAI TAIWAN BOSTON HOUSTON LOS ANGELES HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES NANETTE C. HEIDE DIRECT DIAL: +1 212 692 1003 PERSONAL FAX: +1 212 202 5334 E-MAIL: ncheide@duanemorris.com www.duanemorris.com	ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS ALLIANCES IN MEXICO AND SRI LANKA

June 7, 2017

VIA EDGAR AND E-MAIL

Kim McManus

Senior Counsel

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mailstop 3233

Washington, D.C. 20549

Re:                             Four Springs Capital Trust
Pre-Effective Amendment No. 1 to Registration Statement on Form S-11
Filed June 7, 2017
File No. 333-218205

Dear Ms. McManus:

On behalf of Four Springs Capital Trust (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 6, 2017 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-11, which was filed with the Commission on Form S-11 (File No. 333-218205) on May 24, 2017 (the “Registration Statement”).  The Company is concurrently filing an amended Registration Statement on Form S-11 (the “Amendment No. 1”). The changes reflected in the Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. For the convenience of the Staff, we are supplementally providing a marked copy of the Amendment No. 1, marked to show changes from the Registration Statement.

DUANE MORRIS LLP
1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amendment No. 1.

Distribution Policy, page 67

1.             We note your adjustment for capital expenditures reserves and your note (5).  Please revise to disclose your basis for this estimate.

Response:

The Company notes the Staff’s comment and has revised the disclosure in note (5) to disclose the Company’s basis for its estimate on capital expenditures reserves.

Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2017, page 77 to 78

2.             We note your footnote (F) and your presentation of 1,676,975 of Non-participating common shares within the Historical column.  It appears this amount should be zero.  Please advise or revise.

Response:

The Company notes the Staff’s comment and has revised the disclosure in footnote (F) and the presentation of its 1,676,975 non-participating common shares within the Historical column to reflect the correct amounts of zero.

Unaudited Pro Forma Consolidated Statement of Operations For the Three Months Ended March 31, 2017, Page 79

3.             We note your response to our prior comment 3.  Please revise your footnote (DD) here, your footnote (FF) on page 83 and your policy note on page 94 to disclose that such shares and options no longer remain subject to vesting.

Response:

The Company notes the Staff’s comment and has revised footnote (DD) on page 79, footnote (FF) on page 83 and its policy note on page 94 to disclose that the applicable shares and options are no longer subject to vesting.

4.             We note your footnote (GG) here and your footnote (II) on pages 83 and 84.  Please revise your column for Pro forma based on shares issued to repay selected debt to also reflect shares issued for your 2017 acquisitions.

Response:

The Company notes the Staff’s comment and has revised the column for Pro forma based on shares issued to repay selected debt to also reflect the number of shares issued to consummate its 2017 acquisitions.

Principal Shareholders, page 164

5.             Please disclose the natural person(s) with voting or investment power over the shares owned by Tenga Development Corporation.

Response:

The Company notes the Staff’s comment and has revised footnote (2) in the Principal Shareholders section to disclose the natural persons with voting and investment power over the common shares held by Tenga Development Corporation.

Unaudited Consolidated Financial Statements of Four Springs Capital Trust

Notes to Unaudited Consolidated Financial Statements

2.  Summary of Significant Accounting Policies

Accounting for Real Estate, page F-8

6.             We note you adopted ASU 2017-01 on January 1, 2017.  Please revise your policy note to clarify, if true, that you record asset acquisitions on a relative fair value basis and you capitalized acquisition costs for asset acquisitions.

Response:

The Company notes the Staff’s comment and has revised its policy note to clarify that the Company records asset acquisitions on a relative fair value basis and capitalizes acquisition costs for asset acquisitions.

Exhibit Index, page II-7

7.             If you are not in a position to file the legal and tax opinions with the next amendment, please provide draft copies for our review.

Response:

The Company notes the Staff’s comment and has provided draft copies of the legal and tax opinions of Duane Morris LLP that will be filed with the next amendment to the Registration Statement as Annex A and Annex B, respectively, to this letter.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 692-1003 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Nanette C. Heide
Nanette C. Heide

cc:   William P. Dioguardi, CEO, Four Springs Capital Trust

Richard A. Silfen, Partner, Duane Morris LLP

J. Gerard Cummins, Partner, Sidley Austin LLP

Bartholomew A. Sheehan, III, Partner, Sidley Austin LLP

NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO SHANGHAI TAIWAN BOSTON HOUSTON LOS ANGELES HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES www.duanemorris.com	ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS ALLIANCES IN MEXICO AND SRI LANKA

Annex A

DRAFT — SUBJECT TO REVIEW AND CHANGE

[     ], 2017

William P. Dioguardi

Chief Executive Officer

Four Springs Capital Trust

1901 Main Street

Lake Como, New Jersey 07719

Re:                             Exhibit 5.1 to Registration Statement on Form S-11

Ladies and Gentlemen:

We are acting as counsel to Four Springs Capital Trust, a Maryland corporation  (the “Company”), in connection with its registration statement on Form S-11 (File No. 333-218205), as amended (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), relating to the proposed public offering of up to [           ] shares (the “Shares”) of the Company’s common shares, $0.001 par value per share (the “Common Shares”), including [           ] shares of Common Shares that may be sold pursuant to the underwriters’ option to purchase additional shares (the “Over-allotment Option”). All of the Shares are to be sold pursuant to the proposed form of Underwriting Agreement among the Company, Four Springs Operating Partnership, LP (the “Operating Partnership”), and the underwriters named therein (the “Underwriting Agreement”) filed as Exhibit 1.1 to the Registration Statement.

As counsel for the Company, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion and we are familiar with the proceedings taken and proposed to be taken by the Company in connection with the authorization, issuance and sale of the Shares. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We

DUANE MORRIS LLP
1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

also have assumed that the Shares will not be issued in violation of the ownership limit contained in the Company’s Articles of Amendment and Restatement. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

This opinion letter is based as to matters of law solely on the Maryland General Corporation Law, as amended. We express no opinion herein as to any other laws, statutes, ordinances, rules, or regulations. As used herein, the term “Maryland General Corporation Law, as amended” includes the statutory provisions contained therein, all applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws.

Based upon, subject to and limited by the foregoing, we are of the opinion that:

Following (i) execution and delivery by the Company and the Operating Partnership of the Underwriting Agreement, (ii) effectiveness of the Registration Statement, (iii) issuance of the Shares pursuant to the terms of the Underwriting Agreement, and (iv) receipt by the Company of the consideration for the Shares specified in the resolutions of the Board of Directors of the Company and to be adopted by the Pricing Committee thereof, the Shares will be validly issued, fully paid and nonassessable.

This opinion letter has been prepared for use in connection with the Registration Statement. We assume no obligation to advise you of any changes in the foregoing subsequent to the effective date of the Registration Statement.

We consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement, and we consent to the reference of our name under the caption “Legal Matters” in the prospectus forming a part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

2

NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO SHANGHAI TAIWAN BOSTON HOUSTON LOS ANGELES HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES www.duanemorris.com	ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS ALLIANCES IN MEXICO AND SRI LANKA

Annex B

DRAFT — SUBJECT TO REVIEW AND CHANGE

[        ], 2017

Four Springs Capital Trust
1901 Main Street
Lake Como, New Jersey 07719

Re:                             Certain U.S. Federal Income Tax Matters

Ladies and Gentlemen:

You have requested our opinion in connection with the sale and registration by Four Springs Capital Trust, a Maryland real estate investment trust (the “Company”), of $             in common shares of beneficial interest of the Company, $0.001 par value per share (the “Shares”), covered by Registration Statement (File No. 333-      ) and all amendments thereto (the “Registration Statement”), that was filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended. All capitalized terms used but not otherwise defined herein shall have the respective meanings given them in the Registration Statement.

In rendering our opinion, we have examined such statutes, regulations, records, agreements, certificates and other documents as we have considered necessary or appropriate as a basis for such opinion, including the following: (1) the Registration Statement (including all exhibits thereto), (2) the Declaration of Trust of the Company, together with all amendments thereto (the “Charter”), (3) the Company’s Bylaws, (4) certain written representations of the Company, contained in a letter to us dated on or about the date hereof (the “Representation Letter”), and (5) such other documents or information as we have deemed necessary to render the opinion set forth in this letter. In our review, we have assumed with your consent that any documents listed above which we reviewed in proposed form have been or will be duly executed without material changes from the documents reviewed by us, all of the representations and statements set forth in such documents are true, accurate and complete, and all of the obligations

DUANE MORRIS LLP
30 SOUTH 17TH STREET	PHILADELPHIA, PA 19103-4196	PHONE: +1 215 979 1000 FAX: +1 215 979 1020

imposed by any such documents on the parties thereto, including obligations imposed under the Charter of the Company, have been and will continue to be performed or satisfied in accordance with their terms. We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

We have not made an independent investigation or audit of the facts set forth in the above referenced documents or statements, including, without limitation, factual matters contained in the Representation Letter and in the Registration Statement. We have consequently assumed with your consent (i) the accuracy of the representations as to factual matters contained in the Representation Letter; (ii) that any representation or statement on which we are relying is true without regard to any qualification as to knowledge, belief, intent or materiality; (iii) that the information presented in all documents or otherwise furnished to us is accurate and complete in all material respects; and (iv) that from and after the date hereof, the Company will continue to operate in a manner which meets the applicable asset composition, source of income, shareholder diversification, distribution and other requirements of the Internal Revenue Code of 1986, as amended (the “Code”) as necessary to qualify, and remain qualified, as a real estate investment trust within the meaning of the Code (a “REIT”).

Based upon, subject to, and limited by the assumptions and qualifications set forth herein, including those set forth below, we are of the opinion that:

1.             Beginning with its taxable year ending December 31, 2012, the Company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Company’s proposed method of operation will enable it to continue to meet the requirements for qualification as a REIT under the Code.

2.             All statements of law and legal conclusions, but not statements of fact, contained in the Registration Statement under the heading “Federal Income Tax Considerations” are correct in all material respects.

No assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT under the Code. The Company’s ability to achieve and maintain qualification as a REIT depends upon its ability to satisfy certain diversity of stock ownership requirements and, through actual ongoing operating results, certain requirements under the Code regarding the nature of its gross income and assets, distribution levels and certain other requirements of the Code and Treasury Regulations. No assurance can be given that the actual ownership of the Company’s stock and its actual operating results and distributions for any taxable year will satisfy the tests necessary to achieve and maintain its status as a REIT.

2

The opinions expressed herein are based upon the Code, the Treasury Regulations promulgated thereunder (including temporary and proposed regulations) and existing administrative and judicial interpretations thereof (including private letter rulings issued by the Internal Revenue Service (the “IRS”), which are not binding on the IRS except with respect to a taxpayer receiving such a ruling), all as they exist at the date of this letter. All of the foregoing statutes, regulations and interpretations are subject to change, in some circumstances with retroactive effect. Any changes to the foregoing authorities might result in modifications of our opinions contained herein. This opinion is rendered as of the date hereof, and we disclaim any obligation to advise you of any change in any of the foregoing sources of law or subsequent developments in law or changes in facts or circumstances which might affect any matters or the opinion set forth herein. Our opinion is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a position contrary to our opinion or that a court will not sustain such a position if asserted by the IRS.

The foregoing opinion is limited to the specific matters covered thereby and should not be interpreted to imply that the undersigned has offered its opinion on any other matter. Except as set forth herein, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the transactions described in the Registration Statement, any transaction related thereto, or any investment in the Company.

This opinion has been prepared for you in connection with the filing of the Registration Statement. We hereby consent to the use and filing of this opinion letter as Exhibit 8.1 to the Registration Statement and to the use of the name of the firm under the captions “Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement. In giving this consent, however, we do not admit thereby that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

3